UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NUVEEN CREDIT STRATEGIES INCOME FUND
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

67073D102
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67073D102	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		14,212,653
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		14,212,653

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
14,212,653

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.47[1]

14	TYPE OF REPORTING PERSON
PN; IA

______________________________
1The percentages used herein are calculated based upon 135,766,990 shares of common stock outstanding as of 7/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 10/5/2018.

CUSIP No. 67073D102	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		14,212,653
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		14,212,653

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
14,212,653

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.47%[1]

14	TYPE OF REPORTING PERSON
IN

______________________________
1 The percentages used herein are calculated based upon 135,766,990 shares of common stock outstanding as of 7/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 10/5/2018.

CUSIP No. 67073D102	SCHEDULE 13D/A

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on December 20, 2018. With respect to the common shares of Nuveen Credit Strategies Income Fund. This Amendment No. 1 amends Items 3, and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $111,860,449 was paid to acquire the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 135,766,990 shares of common stock outstanding as of 7/31/2018, as disclosed in the company's Certified Shareholder Report Form N- CSR filed 10/5/2018.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Shares effected since the filing of the Schedule 13D by Saba Capital on behalf of the Saba Entities, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)

No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

CUSIP No. 67073D102	SCHEDULE 13D/A

SIGNATURES

                         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 67073D102	SCHEDULE 13D/A

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D/A filing on 12/20/2018plus the sixty days prior to 12/20/18. All transactions were effectuated in the open market through a broker.

Date	Side	Shares	Price
01/15/19	Buy	71,878	7.65
01/14/19	Buy	230,130	7.61
01/03/19	Buy	407,818	7.42
01/02/19	Buy	665,649	7.36
12/31/18	Buy	156,400	7.32
12/20/18	Buy	93,058	7.16
12/17/18	Buy	213,989	7.34
12/14/18	Buy	39,253	7.44
12/13/18	Buy	162,170	7.55
12/12/18	Buy	120,000	7.61
12/11/18	Buy	166,270	7.55
12/10/18	Buy	36,139	7.50
12/07/18	Buy	222,754	7.51
12/06/18	Buy	323,090	7.55
12/04/18	Buy	61,837	7.59
12/03/18	Buy	154,940	7.60
11/30/18	Buy	71,345	7.57
11/29/18	Buy	100,000	7.60
11/28/18	Buy	56,600	7.57
11/27/18	Buy	31,818	7.57
11/26/18	Buy	32,593	7.59
11/20/18	Buy	55,098	7.59
11/19/18	Buy	124,692	7.63
11/16/18	Buy	19,575	7.70
11/15/18	Buy	135,778	7.72
11/14/18	Buy	95,790	7.74
11/13/18	Buy	81,446	7.77
11/12/18	Buy	60,580	7.77
11/09/18	Buy	77,614	7.76
11/08/18	Buy	55,663	7.80
11/07/18	Buy	106,993	7.79
11/06/18	Buy	139,020	7.75
11/05/18	Buy	90,948	7.71

CUSIP No. 67073D102	SCHEDULE 13D/A

11/02/18	Buy	11,096	7.68
11/01/18	Sell	81,720	7.65
10/31/18	Sell	68,510	7.66
10/30/18	Buy	178,942	7.69
10/29/18	Buy	78,959	7.72
10/26/18	Buy	72,330	7.73
10/25/18	Sell	100,000	7.71
10/24/18	Buy	44,417	7.75
10/22/18	Buy	151,020	7.81